ASML reports Q3 results as guided and remains on track for record 2015 sales Two new lithography scanners launched ASML 2015 Third Quarter Results Veldhoven, the Netherlands October 14, 2015 Public

Public Slide 2 October 14, 2015 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expectations for the fourth quarter, expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected liquidity and capital structure, expected levels of service sales, systems backlog, expected financial results, including expected sales, other income, gross margin, earnings per share and R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, roadmaps and growth of the semiconductor industry, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and other EUV targets (including availability, productivity and shipments) and roadmaps, the expected continuation of Moore's law, expected annual revenue growth and goals for holistic lithography, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements

Public Slide 3 October 14, 2015 Agenda • Investor key messages • Business highlights • Business environment • Outlook • Technology highlights • Financial statements

Public Slide 4 October 14, 2015 Investor key messages

Public Slide 5 October 14, 2015 Investor key messages • Shrink is the key industry driver supporting innovation and providing long term industry growth • Moore’s Law will continue and be affordable • Lithography enables affordable shrink and therefore delivers compelling value for our customers • ASML’s strategy of large R&D investments in lithography product roadmaps supports future industry needs • DUV product improvement roadmaps and Holistic Litho enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in future. These highly differentiated products provide unique value drivers for us and our customers • EUV faces normal new technology introduction challenges but its adoption is now a matter of WHEN not IF. EUV will continue to enable Moore’s Law and will drive long term value for ASML • ASML models an annual revenue opportunity of €10 billion by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS by the end of this decade, compared to calendar year 2014, thereby creating significant value for all stakeholders • We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy

Public Slide 6 October 14, 2015 Business highlights

Public Slide 7 October 14, 2015 Q3 results • Q3 sales and gross margin were in line with our guidance, with a strong showing of the memory segment at more than 50% of system sales as well as record service and field option sales • Net sales of € 1,549 million, 44 litho systems sold, valued at € 975 million, net service and field option sales at € 574 million • Average selling price of € 22.2 million per system • Gross margin of 45.4% • Operating margin of 24.0% • Net bookings of € 904 million • Backlog at € 2,880 million Numbers have been rounded for readers’ convenience

Public Slide 8 October 14, 2015 Net system sales breakdown in value Numbers have been rounded for readers’ convenience Technology ArF Immersion 68% ArF Dry 3% KrF 27% I-line 2% Region (ship to location) USA 15% Korea 28% Taiwan 30% China 14% Japan 11% Rest of Asia 2% End-Use Memory 56% Foundry 32% IDM 12% Q3’15 total value € 975 million Sales in Units EUV ArF i ArFdry KrF I-Line — 14 2 24 4 Q2’15 total value € 1,134 million EUV 6% ArF Immersion 79% ArF Dry 1% KrF 12% I-line 2% Memory 47% Foundry 40%IDM 13% USA 22% Korea 27% Taiwan 31% China 3% Japan 13% Europe 4% EUV ArF i ArFdry KrF I-Line 1 19 2 14 5

Public Slide 9 October 14, 2015 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2010 2011 2012 2013 2014 2015 742 1,452 1,252 892 1,397 1,650 1,069 1,529 1,228 1,187 1,644 1,6541,176 1,459 1,229 1,318 1,322 1,549 1,521 4,508 1,211 5,651 1,023 4,732 1,848 5,245 1,494 Total net sales million € by quarter Numbers have been rounded for readers’ convenience 4,853 YTD Q4 Q3 Q2 Q1 5,856

Public Slide 10 October 14, 2015 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2010 2011 2012 2013 2014 2015 2,585 2,184 935 1,489 2,225 1,730 366 844 588 440 831 408 944 1,856 2,279 2,064 1,186 1,218 613 4,508 767 5,651 930 4,732 1,252 5,245 1,614 5,856 1,497 Total net sales million € by End-use Numbers have been rounded for readers’ convenience 4,853 YTD Service & Options Foundry IDM Memory

Public Slide 11 October 14, 2015 Bookings activity by sector As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B) Numbers have been rounded for readers’ convenience Q3’15 total value € 904 million New systems Used systems Units 32 3 Value M€ 899 5 New systems Used systems Units 41 5 Value M€ 1,494 29 Q2’15 total value € 1,523 million Memory 52% Foundry 38% IDM 10% Memory 38% Foundry 23% IDM 39%

Public Slide 12 October 14, 2015 System backlog in value Backlog definition see slide 11 Numbers have been rounded for readers’ convenience Technology EUV 26% ArF Immersion 59% ArF Dry 3% KrF 11% I-line 1% Region (ship to location) USA 39% Korea 36% Taiwan 16% China 3% Japan 4% Europe 2% End-Use Memory 33% Foundry 29% IDM 38% Q3’15 total value € 2,880 million Q2’15 total value € 3,015 million EUV 24% ArF Immersion 58% ArF Dry 3% KrF 14% I-line 1% Memory 37% Foundry 26% IDM 37% USA 41% Korea 30% Taiwan 16% China 6% Japan 6% Rest of Asia 1% New systems Used systems Units 61 11 Value M€ 2,835 45 New systems Used systems Units 68 13 Value M€ 2,946 69

Public Slide 13 October 14, 2015 Capital return to shareholders • ASML paid € 302 million in dividend or € 0.70 per ordinary share • Purchased € 426 million worth of shares in Q1, Q2 and Q3 as part of our 2015/2016 approx. € 1 billion share buyback program Dividend history 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 D iv id en d (e ur o) 2007 2008 2009 2010 2011 2012 2013 2014 0.25 0.20 0.20 0.40 0.46 0.53 0.61 0.70 Cumulative capital return 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 € m illi on 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Dividend Share buyback Year paid is offset by 1 year

Public Slide 14 October 14, 2015 Business environment

Public Slide 15 October 14, 2015 • 2 DRAM fabs continue to ramp capacity • 2x nm DRAM node progressing and 1x nm node development started • Limited NAND litho tool demand awaiting completion of new 3D NAND fabs • 2 new foundry fabs accepting equipment in 2016 • Continued demand for litho tools for several nodes • Modest tool shipments continue for 28 nm and 16/14 nm nodes • Shipments for development / pilot production of next nodes in progress • Shipments for 10 nm volume ramp expected to start in Q2 2016 • High demand for service and field options continues to be driven by Holistic litho, growing installed base and upgrade products which allows for improved process control and capital efficiency Business environment Service & field options Memory Logic

Public Slide 16 October 14, 2015 Outlook

Public Slide 17 October 14, 2015 Outlook • Q4 net sales approximately € 1.4 billion • Gross margin around 45% • R&D costs of about € 270 million • SG&A costs of about € 90 million • Other income (Customer Co-Investment Program) of about € 20 million • Effective annualized tax rate for 2015 around 11% • Compared to our expectation 3 months ago, foundries are slightly more cautious with their investment plans. As a result, we expect Q4 sales below the Q3 level, but we remain on track for a record year in terms of sales • Despite slightly lower deliveries to logic in Q3 and Q4, this segment clearly remains committed to ramp the 10 nm node, which we expect to start in Q2 2016 • Memory customers indicate that their system demand will continue at healthy level throughout H1 2016, albeit somewhat below the Q3 level

Public Slide 18 October 14, 2015 Technology highlights

Public Slide 19 October 14, 2015 EUV 2015 targets and status at a glance Numbers have been rounded for readers’convenience • Capability proven: 1022 wafers exposed in 24 hours and more than 15,000 wafers in 4-week manufacturing readiness test at customer site • Comparable results achieved using same power configuration at multiple customers Productivity - Target: 1000 wafers per day • Capability proven: Several customers achieved 4-week average availability of > 70% • Worldwide average availability is lower, showing consistency needs to be improved further • First shipment of NXE:3350B in process with an additional 3 NXE:3350B systems on order with 2 shipments expected in Q4 2015 and 1 in 2016 Availability - Target: 70% NXE:3350B shipments - Target: 6

Public Slide 20 October 14, 2015 NXE:3350B supports 7 nm logic insertion with significantly improved overlay and resolution Numbers have been rounded for readers’convenience

Public Slide 21 October 14, 2015 EUV expected shipments and revenue recognition EUV shipments & revenue 2015 NXE:3300B Shipment plan 1 Revenue 1 NXE:3300B à 3350B Shipment plan 0 Revenue 0 NXE:3350B Shipment plan 3 Revenue 0 • 1 NXE:3300B shipped in Q1, revenue recognized in Q2 • Revenue recognition of the NXE 3350B depends on the terms and conditions agreed upon with customers • For the NXE:3350 that is being shipped right now we expect to recognize approx. € 60 million by mid 2016 with the remaining balance deferred to 2017

Public Slide 22 October 14, 2015 Good progress on EUV industrialization roadmap Current status * Includes efficiency and utilization of customers

Public Slide 23 October 14, 2015 Q3 product highlights EUV • First NXE:3350B is being shipped. System achieves an overlay of 1.0 nm, a 50% improvement over the NXE:3300B, and also features a lens with a higher transmission, generating higher throughput from a given EUV power source DUV • Shipment of the first 2 TWINSCAN NXT:1980 systems supporting increasingly demanding multiple patterning performance requirements Holistic litho • Leading customers are using our full suite of process window enhancement solutions to optimize both scanner settings and full-chip mask patterns in immersion multiple patterning for the best yield in 1x nm node production. They have also evaluated our NXE source-mask optimization software for EUV imaging of critical layers in development of the next generation devices. It has demonstrated substantial improvement in process window, CD uniformity and pattern placement for both 7 and 5 nm node logic and 1x nm node memory

Public Slide 24 October 14, 2015 Shipping NXT:1980 for volume production of next Logic and DRAM nodes NXT:1980 supports increasingly demanding multiple-patterning performance requirements • 30% improvement in overlay to 1.2 nm • 40% improvement in focus uniformity to less than 10 nm • 10% improvement in throughput to 275 wafers per hour

Public Slide 25 October 14, 2015 Financial statements

Public Slide 26 October 14, 2015 Consolidated statements of operations M€ Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Net sales 1,322 1,494 1,650 1,654 1,549 Gross profit 578 657 779 754 703 Gross margin % 43.7% 44.0% 47.2% 45.6% 45.4% Other income* 20 20 21 21 21 R&D costs (260) (268) (261) (267) (267) SG&A costs (77) (79) (82) (88) (86) Income from operations 261 330 456 419 372 Operating income % 19.8% 22.1% 27.6% 25.3% 24.0% Net income 244 305 403 370 322 Net income as a % of net sales 18.5% 20.4% 24.4% 22.4% 20.8% Earnings per share (basic) € 0.56 0.70 0.93 0.86 0.75 Earnings per share (diluted) € 0.56 0.70 0.93 0.85 0.75 Litho units sold 30 35 47 41 44 ASP new litho systems 35.9 34.7 30.8 32.5 24.2 Net booking value** 1,397 1,387 1,028 1,523 904 * Customer Co-Investment Program (CCIP) ** As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B). This change has no impact on the comparative figures. Numbers have been rounded for readers’ convenience

Public Slide 27 October 14, 2015 Cash flows M€ Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Net income 244 305 403 370 322 Net cash provided by (used in) operating activities 214 409 337 284 420 Net cash provided by (used in) investing activities (24) 77 124 (107) (99) Net cash provided by (used in) financing activities (161) (213) (112) (458) (133) Net increase (decrease) in cash & cash equivalents 34 275 359 (284) 186 Free cash flow* 130 281 250 205 333 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements Numbers have been rounded for readers’ convenience

Public Slide 28 October 14, 2015 Balance sheets M€ Numbers have been rounded for readers’ convenience Assets Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Cash & cash equivalents and short-term investments 2,685 2,754 2,838 2,520 2,681 Net accounts receivable and finance receivables 1,336 1,304 1,510 1,589 1,593 Inventories, net 2,677 2,550 2,607 2,592 2,537 Other assets 712 835 929 871 846 Tax assets 337 232 299 264 203 Goodwill 2,265 2,358 2,611 2,569 2,574 Other intangible assets 713 724 774 751 739 Property, plant and equipment 1,372 1,447 1,523 1,519 1,533 Total assets 12,097 12,204 13,091 12,675 12,706 Liabilities and shareholders' equity Current liabilities 2,926 2,889 3,194 2,854 2,711 Non-current liabilities 1,847 1,802 1,820 1,859 1,850 Shareholders' equity 7,324 7,513 8,077 7,962 8,145 Total liabilities and shareholders' equity 12,097 12,204 13,091 12,675 12,706